Free Writing Prospectus

Dated September 27, 2006

Filed pursuant to Rule 433

Registration Statement No. 333-137558

Supplement to Preliminary Prospectus

dated September 22, 2006

Chunghwa Telecom Co., Ltd.

56,434,790 American Depositary Shares

Representing 564,347,900 Common Shares

Concurrent public auction within the Republic of China..........................

Concurrently with this offering, the Ministry of Transportation and Communications of the Republic of China is separately offering up to 120,000,000 common shares in a public after hour auction to be conducted on the Taiwan Stock Exchange solely within the Republic of China. The base price will be announced after the bids have been submitted. The common shares to be sold at the public auction may be sold at a currently expected discount of at least 4% below the average closing price of our common shares on the Taiwan Stock Exchange for the 10 trading days prior to and including the date of the auction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (within the United States) for Goldman Sachs 1-866-471-2526, for Morgan Stanley 1-866-718-1649 and for UBS Investment Bank 1-800-223-3006.